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Exhibit 99.1

First Quarter Report
 2012

MI Developments Inc.

MI Developments Inc. 455 Magna Drive Aurora, Ontario Canada L4G 7A9

MI DEVELOPMENTS ANNOUNCES 2012 FIRST QUARTER RESULTS

May 9, 2012, Aurora, Ontario, Canada — MI Developments Inc. (TSX/NYSE: MIM) ("MID" or the "Company") today announced its results for the three-month period ended March 31, 2012.

"Our revenue and operating results for the first quarter were solid and in line with our expectations. The Company continues to focus on all components of its strategic plan. We believe that steps taken on several fronts during this first quarter with respect to our people, our properties and our relationship with Magna have strengthened the Company overall," commented Tom Heslip, Chief Executive Officer.

MID's consolidated results for the three-month periods ended March 31, 2012 and 2011 are summarized below (all figures are in Canadian ("Cdn.") dollars):

	Three months ended March 31,
(in thousands, except per share figures)	2012	2011
		(previously reported in US dollars)
Revenues(1)	$45,660	$44,231

Income from continuing operations(1)	$18,563	$12,689
Income from discontinued operations(1)	—	10,765

Net income	$18,563	$23,454

Diluted earnings per share from:
— continuing operations	$0.40	$0.27
— discontinued operations	—	0.23

Diluted earnings per share	$0.40	$0.50

Funds from operations ("FFO")(2)	$29,406	$23,136
Diluted FFO per share(2)	$0.63	$0.49

(1)
Following the close of business on June 30, 2011, the Racing & Gaming Business, substantially all of the Company's lands held for development, a property in the United States and an income producing property in Canada (the "Arrangement Transferred Assets & Business") were transferred to entities owned by Mr. Frank Stronach and his family (the "Stronach Shareholder") in consideration for the elimination of MID's dual class share structure. The operating results of the Arrangement Transferred Assets & Business have been presented as discontinued operations. Income from continuing operations pertains to the Company's income producing property portfolio.

(2)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under U.S. generally accepted accounting principles and therefore may not be comparable to similar measures presented by other companies. The Company determines FFO using the definition prescribed in the United States by the National Association of Real Estate Investment Trusts®. For a reconciliation of FFO to income from continuing operations, please refer to the section titled "Reconciliation of Funds from Operations to Income from Continuing Operations".

CURRENCY CHANGE FOR FINANCIAL REPORTING

The consolidated financial statements for previous periods were reported using the U.S. dollar. As a result of the Company's shareholder base becoming increasingly Canadian and the Company's stated intention of becoming a Canadian Real Estate Investment Trust ("REIT") and to mitigate the impact of foreign exchange fluctuations on our reported results, effective January 1, 2012, the Company's reporting currency was changed to the Cdn. dollar. All comparative financial information contained in this press release, the unaudited

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interim consolidated financial statements and Management's Discussion and Analysis for the three-months ended March 31, 2012, has been recast to reflect the Company's results as if the information had been historically reported in Cdn. dollars. As a result of the change in reporting currency, dividends will be declared in Cdn. dollars commencing with the dividend declared today. Please refer to the section titled "Dividends". The Company continues to report in accordance with U.S. generally accepted accounting principles.

MID CONSOLIDATED FINANCIAL RESULTS

The results of operations of the Company for the three-month periods ended March 31, 2012 and 2011 include those from continuing operations and discontinued operations.

Continuing Operations

For the three-month period ended March 31, 2012, rental revenues increased by $1.5 million from $44.2 million in the first quarter of 2011 to $45.7 million in the first quarter of 2012 primarily due to completed projects coming on-stream as well as the additional rent earned from contractual rent increases.

The Company's income from continuing operations was $18.6 million in the first quarter of 2012 compared to $12.7 million in the prior year period. The increase in income from continuing operations of $5.9 million was primarily due to (i) an increase in rental revenue of $1.5 million for the reasons described above and (ii) a decrease in general and administrative expenses of $6.6 million primarily due to a reduction in advisory costs, decreased compensation expense pertaining to director retainer and meeting fees and reduced insurance expense primarily related to reduced Directors' and Officers' liability insurance premiums, partially offset by (iii) an increase in property operating costs of $0.4 million resulting primarily from appraisal and valuation costs associated with the proposed REIT conversion, (iv) an increase in income tax expense of $1.6 million resulting from higher pre-tax income, changes in the mix of income earned in the various countries in which the Company operates and changes in statutory income tax rates and (v) an increase in depreciation and amortization expense of $0.4 million, primarily due to additional depreciation charges related to various expansion and improvement projects that were completed in 2011.

FFO for the first quarter of 2012 increased $6.3 million from $23.1 million in the prior year period to $29.4 million in the current period primarily due to the increased income from continuing operations of $5.9 million and the increased add back of depreciation and amortization expense of $0.4 million.

Discontinued Operations

For the three-month period ended March 31, 2012, the Company's results of operations were not impacted by the Arrangement Transferred Assets & Business as they were transferred to the Stronach Shareholder effective June 30, 2011. Income from discontinued operations for the three-month period ended March 31, 2011 primarily comprised of net income from the Racing & Gaming Business and was generally reflective of the seasonality of when the racetracks hold live racing.

Net Income

Net income of $18.6 million for the first quarter of 2012 decreased by $4.9 million from $23.5 million in the prior year period. The decrease was due to the reduction in income from discontinued operations of $10.8 million, partially offset by an increase in income from continuing operations of $5.9 million.

A more detailed discussion of MID's consolidated financial results for the three-month periods ended March 31, 2012 and 2011 is contained in MID's Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

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RECONCILIATION OF FUNDS FROM OPERATIONS TO INCOME FROM CONTINUING OPERATIONS

	Three months ended March 31,
(in thousands, except per share information)	2012	2011
		(previously reported in US dollars)
Income from continuing operations	$18,563	$12,689
Add back depreciation and amortization	10,843	10,447

Funds from operations	$29,406	$23,136

Basic funds from operations per share	$0.63	$0.50

Diluted funds from operations per share	$0.63	$0.49

Basic number of shares outstanding	46,884	46,708

Diluted number of shares outstanding	46,906	46,947

DIVIDENDS

MID's Board of Directors has declared a Cdn. dollar denominated dividend of $0.50 per share on MID's Common Shares for the first quarter ended March 31, 2012. The dividend is payable on or about June 14, 2012 to shareholders of record at the close of business on May 25, 2012. The Common Shares will begin trading on an ex-dividend basis at the opening of trading on May 23, 2012.

Unless indicated otherwise, MID has designated the entire amount of all past and future taxable dividends paid since January 1, 2006 to be an "eligible dividend" for purposes of the Income Tax Act (Canada).

CONFERENCE CALL

MID will hold a conference call on Thursday, May 10, 2012 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-741-3792. Overseas callers should use +1-416-981-9031. Please call in at least 10 minutes prior to start time. The conference call will be chaired by Tom Heslip, Chief Executive Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and Overseas — +1-416-626-4100 (enter reservation number 21588446) and will be available until Thursday, May 17, 2012.

ABOUT MID

MID is a Canadian-based real estate company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio of properties in North America and Europe leased primarily to the automotive operating subsidiaries of Magna International Inc.

For further information, please contact Tom Heslip, Chief Executive Officer, at 905-726-7639 or Michael Forsayeth, Chief Financial Officer, at 905-726-7600.

OTHER INFORMATION

Additional property statistics have been posted to MID's website at http://www.midevelopments.com/uploads/file/propertystatistics.pdf. Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval

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System (EDGAR) which can be accessed at www.sec.gov. For further information about MID, please see our website.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. In particular, this press release contains forward-looking statements regarding a strategic plan and a proposed conversion to a REIT. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, MID cautions that the timing or completion of the strategic plan and the timing or completion of the REIT conversion process cannot be predicted with certainty, and there can be no assurance at this time that all required or desirable approvals and consents to effect the plan and a REIT conversion will be obtained in a timely manner or at all. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws that may adversely affect the REIT conversion; inability of MID to implement a suitable structure for the REIT conversion; the inability to obtain all required consents and approvals for the REIT conversion; and the risks set forth in the "Risks Factors" section in the Company's Annual Information Form for 2011, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2011, which investors are strongly advised to review. The "Risks Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Management's Discussion and Analysis of Results of Operations and Financial Position

For the three-month period ended March 31, 2012

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the three-month period ended March 31, 2012. Unless otherwise noted, all amounts are in Canadian dollars ("Cdn. dollars") and all tabular amounts are in millions of Cdn. dollars. This MD&A should be read in conjunction with the accompanying unaudited interim financial statements for the three-month period ended March 31, 2012, and the audited consolidated financial statements for the year ended December 31, 2011, which are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This MD&A is prepared as at May 9, 2012. Additional information relating to MID, including the Annual Information Form ("AIF") for fiscal 2011 can be obtained from the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

OVERVIEW

MID is a Canadian-based, publicly traded real estate company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio of properties in North America and Europe (the "Real Estate Business" or the "Business") leased primarily to the automotive operating subsidiaries of Magna International Inc. (together "Magna").

Segmented Information and Discontinued Operations

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. The Company's operations have historically been segmented between the Business (continuing operations) and the Racing & Gaming Business (discontinued operations). Following the close of business on June 30, 2011 and as a result of a court-approved plan of arrangement (the "Arrangement"), the financial position and results of operations of the assets transferred to entities owned by Mr. Frank Stronach and his family (the "Stronach Shareholder") including the Racing & Gaming Business, as well as those related to lands held for development, a property located in the United States and an income producing property located in Canada (the assets and business transferred to the Stronach Shareholder pursuant to the Arrangement are collectively referred to as, the "Arrangement Transferred Assets & Business"), have been presented as discontinued operations and, as such, have been excluded from continuing operations. Accordingly, in the accompanying unaudited interim consolidated financial statements, the Company's single reportable segment pertains to the Company's income producing properties.

REAL ESTATE BUSINESS — CONTINUING OPERATIONS

OVERVIEW

The real estate assets of our Business are comprised of income-producing properties and properties under development (see "REAL ESTATE BUSINESS — RENTAL PORTFOLIO — Real Estate Properties"). Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The Company holds a global portfolio of 105 income-producing industrial and commercial properties located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. This portfolio represents approximately 27.9 million square feet of leaseable area with a net book value of approximately $1.1 billion at March 31, 2012. The lease payments are primarily denominated in three currencies: the euro, the Cdn. dollar and the U.S. dollar.

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SIGNIFICANT MATTERS

Currency Change for Financial Reporting and Dividends

The consolidated financial statements for previous periods were reported using the U.S. dollar. As a result of the Company's shareholder base becoming increasingly Canadian and the Company's stated intention of becoming a Canadian Real Estate Investment Trust ("REIT") and to mitigate the impact of foreign exchange fluctuations on our reported results, effective January 1, 2012, the Company's reporting currency was changed to the Cdn. dollar. All comparative financial information contained in this MD&A and the accompanying unaudited interim consolidated financial statements for the three-months ended March 31, 2012, has been recast to reflect the Company's results as if they had been historically reported in Cdn. dollars. The consolidated U.S. dollar balance sheet at December 31, 2011 was translated into the Cdn. dollar reporting currency by translating assets and liabilities at the end-of-period exchange rate and translating equity balances at historical exchange rates. The consolidated statements of income were translated into Cdn. dollars using the weighted average exchange rate for the applicable period. The resulting foreign currency translation adjustment is reported as a component of other comprehensive income and accumulated other comprehensive loss (see "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS — Change in Reporting Currency"). The Company will continue to report in accordance with U.S. GAAP for fiscal 2012 but is considering converting to International Financial Reporting Standards in future years. With the change in reporting currency, beginning May 9, 2012, dividends will be declared in Cdn. dollars and dividend payments will only be made in Cdn. dollars.

FOREIGN CURRENCIES

Fluctuations in the Cdn. dollar's value relative to other currencies will result in fluctuations in the reported Cdn. dollar value of revenues, expenses, income, cash flows, assets and liabilities. At March 31, 2012, approximately 66% of the Business' rental revenues are denominated in currencies other than the Cdn. dollar (see "REAL ESTATE BUSINESS — RENTAL PORTFOLIO — Annualized Lease Payments"). As such, material changes in the value of the Cdn. dollar relative to these foreign currencies (primarily the euro and U.S. dollar) may have a significant impact on the Business' results.

The following table reflects the changes in the average exchange rates during the three-month periods ended March 31, 2012 and 2011, as well as the exchange rates as at March 31, 2012, and December 31, 2011, between the most common currencies in which the Company conducts business and MID's Cdn. dollar reporting currency.

	Average Exchange Rates Three Months Ended March 31,
	2012	2011	Change
1 U.S. dollar equals Cdn. dollars	1.001	0.986	2%
1 euro equals Cdn. dollars	1.313	1.349	(3%	)

	Exchange Rates As at
	March 31, 2012	December 31, 2011	Change
1 U.S. dollar equals Cdn. dollars	0.999	1.017	(2%	)
1 euro equals Cdn. dollars	1.332	1.319	1%

The results of operations and financial position of all United States and most European operations are translated into Cdn. dollars using the exchange rates shown in the preceding table. The changes in these foreign exchange rates impacted the reported Cdn. dollar amounts of the Company's revenues, expenses, income, assets and liabilities. From time to time, the Company may enter into derivative financial

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arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported Cdn. dollar amounts.

RENTAL PORTFOLIO

Annualized Lease Payments

Annualized lease payments represent the total annual rent of the Business assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to Cdn. dollars based on exchange rates in effect at the last day of the reporting period (see "REAL ESTATE BUSINESS — FOREIGN CURRENCIES"). The Company's annualized lease payments as at March 31, 2012 are as follows:

Annualized lease payments, as at December 31, 2011	$182.8
Contractual rent adjustments	1.2
Completed projects on stream	0.8
Renewals and re-leasing of income-producing properties	(0.1)

Annualized lease payments, as at March 31, 2012	$184.7

During the first quarter of 2012, annualized lease payments increased by $1.9 million from $182.8 million at December 31, 2011 to $184.7 million at March 31, 2012. Contractual rent adjustments increased annualized lease payments by $1.2 million, primarily due to Consumer Price Index ("CPI") based increases on properties representing 6.4 million square feet of leaseable area in Canada, the United States and Mexico. The completion of expansion and improvement projects primarily in the Czech Republic, Germany and Canada, increased annualized lease payments by $0.8 million. Lease renewals to two Magna tenants representing 0.1 million square feet of leaseable area reduced annualized lease payments by $0.1 million as these income-producing properties were re-leased at a lower negotiated rental rate than the expiring lease rate. Net changes in the foreign exchange rates had a negligible impact on annualized lease payments in the three-month period ended March 31, 2012.

The annualized lease payments by currency at March 31, 2012 and December 31, 2011 were as follows:

	March 31, 2012		December 31, 2011
Euro	$76.1	41%	$74.6	41%
Canadian dollar	62.3	34	61.6	34
U.S. dollar	44.6	24	44.9	24
Other	1.7	1	1.7	1

	$184.7	100%	$182.8	100%

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Lease Expiration

The following table sets out lease expiries, by square footage, for our portfolio at March 31, 2012.

	Vacant	2012	2013	2014	2015	2016	2017	2018 & Beyond	Total
Canada	390	533	1,146	—	531	368	3,301	1,688	7,957
U.S.	—	171	1,683	72	213	—	428	2,939	5,506
Mexico	143	—	714	—	68	—	1,097	382	2,404
Austria	—	—	447	—	81	299	5,674	1,499	8,000
Germany	—	—	1,835	—	—	29	—	1,444	3,308
Other	—	—	90	75	—	283	33	254	735

Total	533	704	5,915	147	893	979	10,533	8,206	27,910

Real Estate Properties

The Company's real estate assets are comprised of income-producing properties and properties under development. The net book values of the real estate assets are as follows:

	March 31, 2012	December 31, 2011
Income-producing real estate properties, net	$1,147.5	$1,152.2
Properties under development	3.8	2.6

Real estate properties, net	$1,151.3	$1,154.8

Income-Producing Properties:

At March 31, 2012, the Company had 105 income-producing properties, representing approximately 27.9 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and leased by Magna primarily to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of Magna in Canada and Austria. The book value of the income-producing portfolio by country as at March 31, 2012, was as follows:

	Book Value	Percent of Total
Canada	$405.2	35%
Austria	306.5	27
U.S.	209.6	18
Germany	124.7	11
Mexico	65.8	6
Other countries	35.7	3

	$1,147.5	100%

Properties Under Development:

At March 31, 2012, the Company had five expansion and improvement projects in process with the Magna group (three in Canada and two in the United States) and the completion of an improvement project to an existing 0.3 million square foot facility with a non-Magna tenant in Canada. The total cost of these expansion or improvement projects is approximately $27.4 million, of which $3.8 million was spent at March 31, 2012, with the remainder expected to be funded from cash from operations.

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BUSINESS AND OPERATIONS OF MAGNA, OUR PRINCIPAL TENANT

Magna is the tenant of all but 15 of the Company's income-producing properties. Magna is one of the world's most diversified global automotive suppliers. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

The terms of the Company's lease arrangements with Magna generally provide for the following:

•
leases on a net basis, under which tenants are contractually obligated to pay directly or reimburse the Company for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
in many cases, tenant's right of first refusal on sale of property.

Our Relationship with Magna

For the three-month period ended March 31, 2012, Magna contributed approximately 97% of the Company's rental revenues and Magna continues to be our principal tenant. Our income-producing property portfolio has grown from 75 properties totalling approximately 12.4 million square feet at the end of 1998 to 105 properties totalling approximately 27.9 million square feet of leaseable area at March 31, 2012.

The Company's previously announced strategic plan includes fortifying the relationship with Magna by selectively investing in MID properties and opportunistically growing with Magna in new strategic locations. It also includes diversifying by increasing the lease revenue derived from new industrial tenants and reducing the proportion of capital invested in Magna properties. For the year ended December 31, 2011, MID invested $41.3 million in properties where Magna is the tenant. Incremental annual lease payments for these investments are approximately $3.7 million.

Automotive Industry Trends and Magna Plant Rationalization Strategy

Magna's success is primarily dependent upon the levels of North American and European car and light truck production by Magna's customers and the relative amount of content Magna has in the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. These factors and a number of other economic, industry and risk factors which also affect Magna's success, including such things as relative currency values, commodity prices, price reduction pressures from Magna's customers, the financial condition of Magna's supply base and competition from manufacturers with operations in low cost countries, are discussed in our AIF and Annual Report on Form 40-F, each in respect of the year ended December 31, 2011.

These factors and the challenging environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand. Consequently, there is a risk that Magna may take additional steps to offset the production declines and capacity reductions, which might include closing additional facilities which are leased from MID and growing its manufacturing presence in new markets where MID to date has not had a significant presence.

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At March 31, 2012, Magna's plant rationalization strategy includes 11 facilities under lease from the Company (two in Canada, seven in the United States and two in Germany) with an aggregate net book value of $33.3 million. These 11 facilities represent 1.6 million square feet of leaseable area with annualized lease payments of approximately $6.5 million, or 3.5% of MID's annualized lease payments at March 31, 2012. The weighted average lease term to expiry (based on leaseable area) of these properties at March 31, 2012, disregarding renewal options, is approximately 3.4 years. MID management expects that given Magna's publicly disclosed strategy of continuously seeking to optimize its global manufacturing footprint, Magna may further rationalize facilities. Magna continues to be bound by the terms of the lease agreements for these leased properties regardless of its plant rationalization strategy. However, given our stated objectives to fortify the relationship with Magna, MID management is committed to work proactively with Magna's management to evaluate various options that are financially viable for MID and provide Magna with the flexibility it requires to operate its automotive business.

RESULTS OF OPERATIONS FOR THE THREE-MONTHS ENDED MARCH 31, 2012 — CONTINUING OPERATIONS

The results of operations of the Business for the three-month periods ended March 31, 2012 and 2011 as discussed in this MD&A from continuing operations include those from the income-producing property portfolio.

Highlights

	Three Months Ended March 31,
(in millions, except per share information)	2012	2011	Change
Rental revenues	$45.7	$44.2	3%
Income from continuing operations	18.6	12.7	46%
Funds from Operations ("FFO")	29.4	23.1	27%
Diluted FFO per share	$0.63	$0.49	29%

(in millions, except number of properties)	March 31, 2012	December 31, 2011	Change
Number of income-producing properties	105	105	—
Leaseable area (sq. ft.)	27.9	27.9	—
Annualized lease payments ("ALP")	$184.7	$182.8	1%
Income-producing properties, cost ("IPP")	$1,650.0	$1,643.8	—
ALP as percentage of IPP	11.2%	11.1%	1%

Rental Revenue

Rental revenues for the three-month period ended March 31, 2012 increased $1.5 million to $45.7 million from $44.2 million in the prior year period. The change in rental revenues is discussed below:

Rental revenue, three months ended March 31, 2011	$44.2
Contractual rent increases	0.5
Completed projects on-stream	1.0
Renewals and re-leasing of income-producing properties	0.3
Effect of changes in foreign currency exchange rates	(0.3)

Rental revenue, three months ended March 31, 2012	$45.7

The $0.5 million increase in revenue from contractual rent adjustments includes (i) $0.3 million from annual CPI based increases implemented in 2011 and 2012 on properties representing 6.4 million square feet of

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leaseable area, and (ii) $0.2 million from cumulative CPI based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2011 and 2012 on properties representing 2.7 million square feet of leaseable area.

Completed projects on-stream contributed $1.0 million to rental revenue for the three-month period ended March 31, 2012: (i) $0.9 million from the completion of 12 Magna expansion or improvement projects in Austria, Germany, Mexico and the United States in 2011, which added a combined 0.4 million square feet of leaseable area, and (ii) $0.1 million from the completion of a Magna expansion project in the Czech Republic in 2012, which added 0.1 million square feet of leaseable area.

Renewals and re-leasing had a $0.3 million positive impact on revenues compared to the prior year period. This increase was primarily due to the commencement of a lease on a 0.3 million square foot facility, previously vacant, to a non-Magna tenant in June 2011.

Foreign exchange had a net $0.3 million negative impact on reported rental revenues as the average foreign exchange rate applied to our euro denominated rents weakened against the Cdn. dollar as compared to the prior year period. Rental revenues were partially offset by the positive impact of the U.S. dollar rents as the average foreign exchange rate applied to these rents strengthened against that Cdn. dollar compared to the prior year period.

Property operating costs

Property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $1.1 million for the three-month period ended March 31, 2012, in comparison to $0.7 million in the prior year period. The $0.4 million increase in property operating costs was primarily due to an increase in appraisal and valuation costs associated with our income producing properties. As part of the process of preparing for the proposed REIT conversion, the Company has undertaken to appraise and fair value all properties during 2012, and incurred costs of approximately $0.3 million in the first quarter of 2012.

General and Administrative Expenses

General and administrative expenses decreased by $6.6 million to $6.5 million in the first quarter of 2012 from $13.1 million in the prior year period. General and administrative expenses for the three-month period ended March 31, 2012 include $0.8 million of advisory costs relating to the planned REIT conversion and $0.3 million of employee termination costs. General and administrative expenses for the three-month period ended March 31, 2011 include $5.9 million of advisory and other related costs primarily incurred in connection with the Arrangement announced in December 2010 (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — Plan of Arrangement"). Excluding the advisory costs and the employee termination costs, general and administrative expenses decreased by $1.8 million primarily due to (i) reduced insurance expense of $1.4 million primarily related to reduced premiums associated with the Company's Directors' and Officers' liability insurance, and (ii) decreased compensation expense of $0.7 million primarily due to higher director retainer and meeting fees in the prior year period related to the Arrangement (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — Plan of Arrangement").

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $0.4 million to $10.8 million in the three-month period ended March 31, 2012 compared to $10.4 million in the prior year period, primarily due to additional depreciation charges related to various expansion and improvement projects that were completed in 2011.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs was $4.0 million in each of the three-month periods ended March 31, 2012 and 2011. In the first quarter of 2012, increased interest income of $0.1 million related to the Lone Star note receivable was offset by a net $0.1 million increase in interest expense primarily due to lower capitalized interest charges in the first quarter of 2012.

MI Developments Inc.      2012    11

Foreign Exchange Losses

The Company recognized net foreign exchange losses of $0.4 million in the three-month period ended March 31, 2012 compared to a $0.5 million loss in the prior year period. The drivers of such foreign exchange losses and gains are primarily the re-measurement of certain assets and liabilities of MID and its subsidiaries that are denominated in a functional currency that is different from the entity's reporting currency for accounting purposes and the unrealized gain or loss on derivative financial instruments such as foreign exchange forward contracts (see note 13(a) in the unaudited interim consolidated financial statements for the three-month period ended March 31, 2012).

Income Tax Expense

Income tax expense for the first quarter of 2012 was $4.4 million, representing an effective tax rate of 19.0%, compared to income tax expense of $2.8 million in the prior year period, representing an effective tax rate of 18.0%. Changes in the effective tax rate are primarily due to non-taxable expenses, changes in the mix of income earned in the various countries in which the Company operates and changes in the statutory income tax rates.

Income From Continuing Operations

Income from continuing operations was $18.6 million in the three-month period ended March 31, 2012 in comparison to $12.7 million in the prior year period. The increase in income from continuing operations of $5.9 million is primarily due to the increase in rental revenue of $1.5 million and the decrease in general and administrative expenses of $6.6 million. Partially offsetting these amounts are the increase in property costs of $0.4 million, an increase of depreciation expense of $0.4 million and an increase in income tax expense of $1.6 million in the three-month period ended March 31, 2012.

Funds From Operations ("FFO")

	Three Months Ended March 31,
(in thousands, except per share information)	2012	2011	Change
Income from continuing operations	$18,563	$12,689	46%
Add back depreciation and amortization	10,843	10,447	4%

FFO	$29,406	$23,136	27%

Basic FFO per share	$0.63	$0.50	26%

Diluted FFO per share	$0.63	$0.49	29%

Basic number of shares outstanding	46,884	46,708

Diluted number of shares outstanding	46,906	46,947

The Company determines FFO using the definition prescribed in the U.S. by the National Association of Real Estate Investment Trusts ("NAREIT"). Under the definition of FFO prescribed by NAREIT, the impact of future income taxes and any asset impairments are included in the calculation of FFO and discontinued operations are excluded from the calculation of FFO. FFO and basic and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

The $6.3 million increase in FFO compared to the prior year period is primarily due to increased income from continuing operations of $5.9 million (see "RESULTS OF OPERATIONS FOR THE THREE-MONTHS ENDED

12    MI Developments Inc.      2012

MARCH 31, 2012 — Income From Continuing Operations") and the increased add back of depreciation and amortization expense of $0.4 million.

LIQUIDITY AND CAPITAL RESOURCES — CONTINUING OPERATIONS

The Company's continuing operations generated cash flows from operations of $36.7 million in the three-month period ended March 31, 2012. At March 31, 2012 the Company had cash and cash equivalents of $88.3 million and shareholders' equity of $905.0 million.

Cash Flows

Operating Activities

The Company generated cash flow from operations before changes in non-cash working capital balances of $30.7 million in the first quarter of 2012 compared to $23.0 million in the prior year period. The $7.7 million increase is primarily due to the increase in income from continuing operations of $5.9 million. The change in non-cash working capital balances provided cash of $6.0 million in the first quarter of 2012, largely due to a $5.2 million increase in accounts payable and accruals (mainly being accrued interest), a $4.5 million decrease in accounts receivable and a $1.9 million increase in deferred revenue, partially offset by a $5.2 million decrease in income taxes payable. In the first quarter of 2011, the change in non-cash working capital balances provided cash of $8.1 million primarily due to a $5.8 million increase in accounts payable and a $2.5 million increase in income taxes payable.

Investing Activities

Cash used in investing activities for the three-month period ended March 31, 2012 was $5.2 million, which is primarily as a result of the cash payments for capital expenditures on real estate properties of $7.7 million, partially offset by the receipt of a $2.5 million instalment payment for the Lone Star note receivable. In the first quarter of 2011, cash used in investing activities of $12.1 million was almost entirely related to cash payments for capital expenditures on real estate properties. The decrease in capital expenditures compared to the prior year period is primarily due to fewer expansion or improvement projects.

Financing Activities

Cash provided by financing activities in the first quarter of 2012 was $0.5 million, which included $1.0 million in proceeds received on the issuance of shares from the exercise of stock options, partially offset by $0.4 million in financing costs paid in respect to the credit facility that was entered into in February 2012. Cash used in financing activities in the first quarter of 2011 was $2.2 million and related to a mortgage repayment on an income-producing property which matured in January 2011.

Bank and Debenture Financing

On February 7, 2012, the Company entered into an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit (the "MID Credit Facility") and matures on February 7, 2014. However, the Company has the option to request an extension of the maturity date by one year to February 7, 2015. The MID Credit Facility provides the Company with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $25.0 million with the consent of the lenders participating. There were no borrowings under this facility in the three-month period ended March 31, 2012.

Interest on drawn amounts will be calculated based on an applicable margin determined by the Company's external credit rating. Based on MID's current credit rating, the Company would be subject to interest rate margins of up to 1.75% depending on the currency and form of advance.

In December 2004, MID issued $265.0 million of 6.05% senior unsecured debentures (the "Debentures"), which are due December 22, 2016, at a price of $995.70 per $1,000.00 of principal amount. The Debentures

MI Developments Inc.      2012    13

rank equally with all of MID's existing and future unsecured indebtedness. At March 31, 2012, all of the Debentures remained outstanding. The total outstanding at March 31, 2012, was $263.3 million.

At March 31, 2012, the Company's debt to total capitalization ratio was 22%. Management believes that the Company's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At March 31, 2012, the Company was in compliance with its debt agreements and related covenants.

Credit Ratings

On October 11, 2011, DBRS confirmed the BBB rating on the Company's senior unsecured debentures with a stable trend and on November 21, 2011, Moody's Investors Service announced that it had upgraded MID's senior unsecured debenture ratings to Baa3, from Ba1 with a stable outlook.

ARRANGEMENT TRANSFERRED ASSETS & BUSINESS (INCLUDED IN DISCONTINUED OPERATIONS)

On June 30, 2011, the Company completed the Arrangement whereby the Arrangement Transferred Assets & Business were transferred to the Stronach Shareholder in consideration for the cancellation of MID's dual class share structure through which the Stronach Shareholder controlled MID. As a result of the Arrangement, the financial position and results of operations of the Racing & Gaming Business, as well as those related to lands held for development, a property located in the United States and an income producing property located in Canada, have been presented as discontinued operations.

SIGNIFICANT MATTERS

Plan of Arrangement

On June 30, 2011, the Company completed the Arrangement under the Business Corporations Act (Ontario) which eliminated MID's dual class share capital structure through which the Stronach Shareholder controlled MID. Definitive agreements with respect to the Arrangement were entered into by the Company on January 31, 2011. The Arrangement was approved on March 29, 2011 by 98.08% of the votes cast by shareholders at the annual general and special meeting and on March 31, 2011, the Ontario Superior Court of Justice issued a final order approving the Arrangement. The Arrangement eliminated MID's dual class capital structure through:

  i)
  the purchase for cancellation of 363,414 Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Shareholder of the Company's Racing & Gaming Business including U.S. $20 million of working capital at January 1, 2011, substantially all of the Company's lands held for development and associated assets and liabilities (MID was granted an option to purchase at fair value certain of these development lands if needed to expand the Company's income producing properties), a property located in the United States, an income producing property located in Canada which is also currently MID's Head Office and cash in the amount of U.S. $8.5 million. In addition, the Stronach Shareholder received a 50% interest in the note receivable and cash proceeds from the sale of Lone Star LP, a 50% interest in future payments, if any, under a holdback agreement relating to Magna Entertainment Corp.'s ("MEC's") prior sale of The Meadows racetrack (the "Meadows Holdback Note") and a second right of refusal (behind Magna's first right of refusal) in respect of certain properties owned by MID and leased to Magna in Oberwaltersdorf, Austria and Aurora, Canada; and

  ii)
  the purchase for cancellation by MID of each of the other 183,999 Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share, which following cancellation of the Class B

14    MI Developments Inc.      2012

    Shares and together with the then outstanding Class A Subordinate Voting Shares were renamed Common Shares.

The Maryland Jockey Club Complaint

On February 15, 2011, Power Plant Entertainment Casino Resorts Indiana, LLC, PPE Casino Resorts Maryland, LLC and The Cordish Company (the "Plaintiffs") sued, among other defendants, MID, certain subsidiary entities and joint ventures, including The Maryland Jockey Club ("MJC") and certain of its subsidiaries (collectively, the "MJC Entities"), as well as MID's former Chairman and Chief Executive Officer, Mr. Frank Stronach, in the Circuit Court for Baltimore City in Baltimore, Maryland. The claims asserted in the Plaintiffs' complaint against MID, the MJC Entities and Mr. Stronach (the "Complaint") are alleged to have arisen from events that occurred in Maryland in connection with the referendum conducted in November 2010 concerning the award of a gaming license to one of the Plaintiffs to conduct alternative gaming at the Arundel Mills Mall. The Complaint asserts a number of claims against all the defendants including, among other allegations, that MID and Mr. Stronach, along with a number of other defendants, engaged in actions to defame the Plaintiffs by distributing allegedly false information concerning the Plaintiffs and their operations of a gaming facility in Indiana, Indianapolis Downs, LLC operating as Indiana Live. The specific claims asserted against MID, the MJC Entities and Mr. Stronach are for alleged civil conspiracy, false light invasion of privacy and defamation. The Complaint seeks an award of damages against all defendants in the amount of U.S. $300 million in compensatory damages and U.S. $300 million in punitive damages. The Company believes this claim is without merit. On March 25, 2011, a number of defendants, including the MJC Entities and MID, filed a motion in the Circuit Court for Baltimore City, seeking to have the action transferred to the Circuit Court for Anne Arundel County. On April 29, 2011, the Indiana-based defendants named in the Complaint filed a notice to remove the Plaintiffs' claims relating to the Indiana defendants to the U.S. District Court for the District of Maryland. The Plaintiffs have sought to remand these claims to the Circuit Court for Baltimore City. The entire matter, in both the state and federal courts, was stayed by the United States Bankruptcy Court for the District of Delaware until it determined whether the claims were impacted by the bankruptcy of Indianapolis Downs, LLC. On September 6, 2011, the United States Bankruptcy Court for the District of Delaware entered an order denying the injunction motion and lifting the stay effective September 26, 2011. However, the federal court removal action remains pending as the Indiana defendants (not the Company) are opposing remand of that action. The federal court heard the motion for remand on November 21, 2011 and has not yet issued a ruling on this matter. The state court motions to transfer venue to the Circuit Court for Anne Arundel County remain before the Circuit Court of Baltimore City. All activities before the Circuit Court of Baltimore City, including the motions to transfer venue to Anne Arundel County, have been stayed pending resolution of the removal action pending in the U.S. District Court for the District of Maryland. Under the terms of the Arrangement, the Company received an indemnity from the Stronach Shareholder and certain related parties against all losses suffered by the Company in relation to the Racing & Gaming Business for the period prior to, on and after the effective date of the transfer of June 30, 2011. Accordingly, the Company has not recorded a liability related to this claim. The Company provided the Stronach Shareholder with the required disclosure notice listing the existing litigation with the Plaintiffs. The Company has retained independent counsel to monitor the litigation on its behalf.

MEC's Chapter 11 Filing and Plan of Reorganization

On March 5, 2009, MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada. On February 18, 2010, MID announced that MEC had filed the Joint Plan of Affiliated Debtors, an agreement amongst the Official Committee of Unsecured Creditors, MID and MI Developments US Financing Inc. pursuant to the Bankruptcy Code (as amended, the "Plan") and related Disclosure Statement in connection with the MEC Chapter 11 proceedings. The Plan provided, among other things, that the assets of MEC remaining after certain asset sales were to be transferred to MID, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The

MI Developments Inc.      2012    15

Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, AmTote International, Inc. and XpressBet, Inc. On March 23, 2010, the Plan was amended to include the transfer of The Maryland Jockey Club to MID (together with the assets referred to in the preceding sentence, the "MEC Transferred Assets"). On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

INCOME FROM DISCONTINUED OPERATIONS — THREE MONTHS ENDED MARCH 31, 2012

For the three-month period ended March 31, 2012, the Company's results of operations were not impacted by the Arrangement Transferred Assets & Business as they were transferred to the Stronach Shareholder effective June 30, 2011. Discontinued operations in the first quarter of 2011 include those related to the Arrangement Transferred Assets & Business that were transferred to the Stronach Shareholder pursuant to the Arrangement.

	Three Months Ended March 31,
	2012	2011
Revenues	$—	$171.6
Purses, awards and other	—	97.4
Operating costs	—	47.5
Property operating costs	—	0.6
General and administrative	—	9.6
Depreciation and amortization	—	3.4
Interest income	—	(0.2)
Foreign exchange gains	—	(0.1)
Equity loss	—	2.8

Income before income taxes	—	10.6
Income tax recovery	—	(0.2)

Income from discontinued operations	$—	$10.8

Income from discontinued operations for the first quarter of 2011 amounts to $10.8 million and is comprised of net income from the Racing & Gaming Business of $11.1 million partially offset by net losses of $0.3 million from lands held for development, a property located in the United States and an income producing property located in Canada. The Racing & Gaming Business net income included $2.8 million of its' proportionate share of losses from joint venture investments. The remainder of the Racing & Gaming Business net income was generally reflective of the seasonality of when the racetracks hold live racing. The net loss of $0.3 million from the lands held for development primarily relates to carrying costs associated with these properties.

NET INCOME

Three months ended March 31, 2012

Net income for the first quarter of 2012 decreased by $4.9 million to $18.6 million from $23.5 million in the prior year period. The decrease was due to the decrease in income from discontinued operations of $10.8 million, partially offset by an increase in income from continuing operations of $5.9 million.

CONTROLS AND PROCEDURES

During the first quarter of 2012, there were no changes in the internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements is detailed in the annual financial statements and MD&A for the year ended December 31, 2011. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. For further details of the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements, other than as discussed in this MD&A, refer to notes 6 and 16 to the accompanying unaudited interim consolidated financial statements for the three-months ended March 31, 2012.

RELATED PARTY TRANSACTIONS

Information about the Company's ongoing related party transactions is detailed in the annual financial statements and MD&A for the year ended December 31, 2011. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. There were no related party transactions in the three-month period ended March 31, 2012.

OUTSTANDING SHARES

As at the date of this MD&A, the Company had 46,901,356 Common Shares outstanding.

DIVIDENDS

In March 2012, the Board of Directors (the "Board") declared a dividend of U.S. $0.50 in respect of the three-month period ended December 31, 2011, which was paid on or about April 12, 2012 to shareholders of record at the close of business on March 23, 2012. On May 9, 2012, in respect of the three-month period ended March 31, 2012, the Board declared a Cdn. dollar denominated dividend of $0.50, which will be paid on or about June 14, 2012 to shareholders of record at the close of business on May 25, 2012.

RISKS AND UNCERTAINTIES

Investing in our Common Shares involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on our business, financial condition, operating results and prospects. These risks and uncertainties are discussed in our AIF and Annual Report on Form 40-F, each in respect of the year ended December 31, 2011, and remain substantially unchanged in respect of the first quarter ended March 31, 2012.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Information on new accounting standards and developments is detailed in note 1 of the Company's annual consolidated financial statements and MD&A for the year ended December 31, 2011. On a quarterly basis, the Company updates the disclosure for any material changes. In the three-month period ended March 31, 2012, the Company adopted a number of new accounting standards under U.S. GAAP that did not impact the Company's financial statements. For details of accounting standards adopted by the Company, refer to note 1(e) to the unaudited interim consolidated financial statements for the three-months ended March 31, 2012.

Change in Reporting Currency

The consolidated financial statements for previous periods were reported using the U.S. dollar. As a result of the Company's shareholder base becoming increasingly Canadian and the Company's stated intention of

MI Developments Inc.      2012    17

becoming a Canadian based REIT and to mitigate the impact of foreign exchange fluctuations on our reported results, effective January 1, 2012, the Company's reporting currency was changed to the Cdn. dollar. With the change in the reporting currency, all comparative financial information has been recast from U.S. dollars to Cdn. dollars to reflect our consolidated financial statements as if they had been historically reported in Cdn. dollars. The consolidated U.S. dollar balance sheet at December 31, 2011 was translated into the Cdn. dollar reporting currency by translating assets and liabilities at the end-of-period exchange rate and translating equity balances at historical exchange rates. The consolidated statements of income were translated into Cdn. dollars using the weighted average exchange rate for the applicable period. The resulting foreign currency translation adjustment is reported as a component of other comprehensive income and accumulated other comprehensive loss. The impact of the change in reporting currency on the consolidated statement of income for the three-month period ended March 31, 2011 and the net assets/shareholders' equity as at December 31, 2011 on the Company's balance sheet is summarized in the tables below:

	Three-month period ended March 31, 2011
Consolidated statement of income	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
Rental revenues	$45.0	$(0.8)	$44.2
Income from continuing operations	12.9	(0.2)	12.7
Net income	23.7	(0.2)	23.5
Diluted earnings from continuing operations attributable to each MID Common or Class B Share	0.27	—	0.27

	As at December 31, 2011
Consolidated balance sheet	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
Common shares	$1,521.1	$598.4	$2,119.5
Contributed surplus	57.6	4.6	62.2
Deficit	(845.8)	(30.6)	(876.4)
Accumulated other comprehensive income (loss)	161.1	(557.2)	(396.1)

Total shareholders' equity	$894.0	$15.2	$909.2

The $0.6 billion impact of the change in reporting currency on Common Shares is due to the effect of translating the consolidated balance at the historical exchange rate. The Cdn. dollar has appreciated since the formation of the Company. The resulting impact of translating Common Shares, contributed surplus and deficit at historical exchange rates is recorded in accumulated other comprehensive loss.

CRITICAL ACCOUNTING ESTIMATES

Information on critical accounting estimates is detailed in the annual financial statements and MD&A for the year ended December 31, 2011. On a quarterly basis, the Company updates that disclosure for any material changes.

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SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

Refer to note 1 of the unaudited interim consolidated financial statements and the 2011 annual financial statements for a description of the accounting policies used in the determination of the financial data.

(in thousands, except per share information)

	Q2'10(1)	Q3'10(1)	Q4'10(1)	Q1'11(1)	Q2'11(1)	Q3'11(1)	Q4'11(1)	Q1'12
Revenue:
Real Estate Business(2)
Rental revenue	$43,434	$44,258	$44,148	$44,231	$44,861	$45,485	$46,360	$45,660
Interest and other income from MEC	1,078	—	—	—	—	—	—	—

	$44,512	$44,258	$44,148	$44,231	$44,861	$45,485	$46,360	$45,660

Income (loss) from continuing operations
Real Estate Business(2),(3)	$38,901	$14,464	$(1,039)	$12,689	$26,362	$15,277	$3,614	$18,563

Net income (loss):
Real Estate Business(2),(3)	$38,901	$14,464	$(1,039)	$12,689	$26,362	$15,277	$3,614	$18,563
Discontinued operations(2)	(6,717)	(25,375)	(89,011)	10,765	83,684	—	—	—

	$32,184	$(10,911)	$(90,050)	$23,454	$110,046	$15,277	$3,614	$18,563

Basic and diluted earnings (loss) per share from continuing operations	$0.83	$0.31	$(0.02)	$0.27	$0.56	$0.33	$0.08	$0.40

Basic earnings (loss) per share	$0.69	$(0.23)	$(1.93)	$0.50	$2.34	$0.33	$0.08	$0.40

Diluted earnings (loss) per share	$0.69	$(0.23)	$(1.93)	$0.50	$2.33	$0.33	$0.08	$0.40

FFO
Real Estate Business(3)	$49,293	$25,019	$9,571	$23,136	$36,938	$25,902	$14,576	$29,406

Diluted FFO per share
Real Estate Business(3)	$1.06	$0.54	$0.20	$0.49	$0.79	$0.55	$0.31	$0.63

Basic shares outstanding	46,708	46,708	46,708	46,708	47,128	46,843	46,871	46,884

Diluted shares outstanding	46,708	46,708	46,708	46,947	47,165	46,862	46,883	46,906

(1)
Quarterly information was previously presented in U.S. dollars (see "SIGNIFICANT MATTERS — Currency Change for Financing Reporting and Dividends").

(2)
As a result of the Arrangement, the results of operations of the Arrangement Transferred Assets & Business have been presented as discontinued operations for all periods presented. The Racing & Gaming Business results of operations are included in the Company's consolidated results of operations subsequent to the effective date of the Plan of April 30, 2010 (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization"). For the third and fourth quarters of 2011 and the first quarter of 2012, the Company's results of operations were not impacted by the Arrangement Transferred Assets & Business as they were transferred to the Stronach Shareholder effective June 30, 2011.

(3)
The Real Estate Business' results for 2011 include (i) $5.9 million and $2.3 million ($5.9 million and $1.8 million net of income taxes) in the first and second quarters respectively, of advisory and other costs primarily incurred in connection with the Arrangement (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — Plan of Arrangement") and the settlement of an outstanding litigation, (ii) $2.7 million ($1.7 million net of income taxes) in the second quarter relating to a write-down of an income producing commercial office building, (iii) $12.9 million in income tax recovery relating to an internal amalgamation completed in 2010 that was set aside and cancelled during the second quarter, (iv) $5.4 million ($3.8 million net of income taxes) and $1.6 million ($1.1 million net of income taxes) in the third and fourth quarters respectively relating to employee termination costs and (v) a write-down of $16.7 million ($13.5 million net of income taxes) relating to two income producing properties in Austria and Germany in the fourth quarter.

  The Real Estate Business' results for 2010 include (i) $3.5 million, $0.9 million and $0.8 million ($3.5 million, $0.9 million and $0.8 million net of income taxes) in the second, third and fourth quarters respectively, of advisory and other costs primarily incurred in connection with MID's involvement in the Debtors' Chapter 11 process (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization"), (ii) $10.0 million ($10.0 million net of income taxes) in the second quarter of a recovery of the impairment provision related to loans receivable from MEC, (iii) $20.4 million ($20.4 million net of income taxes) in the second quarter of a purchase price consideration adjustment related to the MEC Transferred Assets, (iv) $2.0 million ($1.3 million net of income taxes) relating to a lease termination fee in the second quarter and (v) $12.9 million in the fourth quarter of income tax expense relating to an internal reorganization completed in 2010. The purchase price consideration adjustment of $19.3 million and $2.4 million incurred in the third and fourth quarters of 2010 respectively, partially offset with a $0.7 million purchase price consideration adjustment incurred in the first quarter of 2011 has been retrospectively adjusted to the second quarter of 2010 as certain of the fair values of the MEC Transferred Assets were accounted for

MI Developments Inc.      2012    19

  in accordance with Accounting Standards Codification 805, "Business Combinations", ("ASC 805"). These fair values were preliminary in nature and subject to change in future reporting periods. Such changes in estimates are accounted for on a retrospective basis as at the acquisition date.

FORWARD-LOOKING STATEMENTS

This MD&A contains statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. In particular, this MD&A contains forward-looking statements regarding a proposed conversion to a REIT, the proposed fortification and growth of MID's relationship with Magna and the proposed expansion and diversification of MID's lease portfolio. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, MID cautions that the timing or completion of the REIT conversion process cannot be predicted with certainty, and there can be no assurance at this time that all required or desirable approvals and consents to effect a conversion will be obtained in a timely manner or at all. There can also be no assurance that the proposed fortification and growth of MID's relationship with Magna, the proposed expansion and diversification of MID's lease portfolio, and expected increases in leverage can be achieved in a timely manner, or at all. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to: the risk of changes to tax or other laws that may adversely affect the REIT conversion; the inability of MID to implement a suitable structure for the REIT conversion; the inability to obtain all required consents and approvals for the REIT conversion; economic, market and competitive conditions and other risks that may adversely affect MID's ability to fortify and grow its relationship with Magna and expand and diversify its lease portfolio; and the risks set forth in the Risk Factors section in the Company's Annual Information Form for 2011, filed on SEDAR at sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2011, which investors are strongly advised to review. The Risk Factors section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

20    MI Developments Inc.      2012

Interim Consolidated
Financial Statements and Notes
 For the period ended March 31, 2012

Consolidated Balance Sheets
(Refer to note 1 — Basis of Presentation)
(Canadian dollars in thousands)
(Unaudited)

As at	March 31, 2012	December 31, 2011
		(previously in US dollars — note 1(c))
ASSETS
Non-current assets:
Real estate properties, net (note 2)	$1,151,335	$1,154,780
Deferred rent receivable	12,395	12,704
Future tax assets	1,406	1,292
Note receivable (note 3)	2,498	2,543
Fixed assets, net	194	36
Other assets (note 4)	3,694	3,598

	1,171,522	1,174,953
Current assets:
Current portion of note receivable (note 3)	2,747	5,339
Accounts receivable	2,371	6,557
Income taxes receivable	731	1,012
Prepaid expenses and other	1,054	645
Cash and cash equivalents	88,328	56,908

Total assets	$1,266,753	$1,245,414

LIABILITIES AND SHAREHOLDERS' EQUITY
Non-current liabilities:
Senior unsecured debentures, net	$263,324	$263,236
Future tax liabilities	30,453	30,224
Deferred revenue	3,713	3,989

	297,490	297,449
Current liabilities:
Deferred revenue	5,803	3,599
Accounts payable and accrued liabilities (note 5)	19,688	14,441
Income taxes payable	15,311	20,685
Dividends payable	23,430	—

Total liabilities	361,722	336,174

Shareholders' equity:
Common shares (note 7)
(Shares issued — 46,901; December 31, 2011 — 46,871)	2,120,658	2,119,515
Contributed surplus (note 8)	62,098	62,215
Deficit	(881,016)	(876,375)
Accumulated other comprehensive loss (note 9)	(396,709)	(396,115)

Total shareholders' equity	905,031	909,240

Total liabilities and shareholders' equity	$1,266,753	$1,245,414

Commitments and contingencies (notes 6, 16)

See accompanying notes

22    MI Developments Inc.      2012

Consolidated Statements of Income
(Canadian dollars in thousands, except per share figures)
(Unaudited)

	Three Months Ended March 31,
	2012	2011
		(previously in US dollars — note 1(c))
Rental revenue	$45,660	$44,231

Operating costs and expenses
Property operating costs	1,064	703
General and administrative	6,492	13,057
Depreciation and amortization	10,843	10,447
Interest expense and other financing costs, net	3,990	4,034
Foreign exchange losses	350	520

Income before income taxes	22,921	15,470
Income tax expense	4,358	2,781

Income from continuing operations	18,563	12,689
Income from discontinued operations (note 15)	—	10,765

Net income	$18,563	$23,454

Basic and diluted earnings attributable to each MID Common or Class B Share (note 11)
— continuing operations	$0.40	$0.27
— discontinued operations	—	0.23

Total	$0.40	$0.50

Weighted average number of Common and Class B Shares outstanding during the period (in thousands) (note 11)
— Basic	46,884	46,708
— Diluted	46,906	46,947

See accompanying notes

MI Developments Inc.      2012    23

Consolidated Statements of Comprehensive Income
(Canadian dollars in thousands)
(Unaudited)

	Three Months Ended March 31,
	2012	2011
		(previously in US dollars — note 1(c))
Net income	$18,563	$23,454
Other comprehensive loss:
Foreign currency translation adjustment (note 9)	(594)	(774)

Comprehensive income	$17,969	$22,680

See accompanying notes

 Consolidated Statements of Changes in Deficit
(Canadian dollars in thousands)
(Unaudited)

	Three Months Ended March 31,
	2012	2011
		(previously in US dollars — note 1(c))
Deficit, beginning of period	$(876,375)	$(310,593)
Net income	18,563	23,454
Dividends	(23,204)	(4,545)

Deficit, end of period	$(881,016)	$(291,684)

See accompanying notes

24    MI Developments Inc.      2012

Consolidated Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

	Three Months Ended March 31,
	2012	2011
		(previously in US dollars — note 1(c))
OPERATING ACTIVITIES
Income from continuing operations	$18,563	$12,689
Items not involving current cash flows (note 12(a))	12,111	10,323
Changes in non-cash working capital balances (note 12(b))	6,000	8,138

Cash provided by operating activities	36,674	31,150

INVESTING ACTIVITIES
Real estate and fixed asset additions	(7,732)	(12,125)
Proceeds from note receivable (note 3)	2,466	—
Decrease in other assets	39	38

Cash used in investing activities	(5,227)	(12,087)

FINANCING ACTIVITIES
Issuance of shares	956	—
Financing costs paid	(410)	—
Proceeds from bank indebtedness	—	4,500
Repayment of bank indebtedness	—	(4,500)
Repayment of long-term debt	—	(2,242)

Cash provided by (used in) financing activities	546	(2,242)

Effect of exchange rate changes on cash and cash equivalents	(573)	1,259

Net cash flows provided by continuing operations	31,420	18,080
DISCONTINUED OPERATIONS
Cash used in operating activities	—	(1,579)
Cash used in investing activities	—	(6,125)

Net cash flows used in discontinued operations	—	(7,704)

Net increase in cash and cash equivalents during the period	31,420	10,376
Cash and cash equivalents, beginning of period	56,908	84,946

Cash and cash equivalents, end of period	88,328	95,322
Less: cash and cash equivalents, end of period of discontinued operations	—	(22,064)

Cash and cash equivalents, end of period of continuing operations	$88,328	$73,258

See accompanying notes

MI Developments Inc.      2012    25

Notes to Interim Consolidated Financial Statements
(All amounts in Canadian dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at March 31, 2012 and December 31, 2011 and for the three-month periods ended March 31, 2012 and 2011 are unaudited)

1.     SIGNIFICANT ACCOUNTING POLICIES

(a)  Organization, Segmented Information and Basis of Presentation

  Organization

  MI Developments Inc. ("MID" or the "Company") is the successor to Magna International Inc.'s ("Magna") real estate division, which prior to its spin-off from Magna on August 29, 2003 was organized as an autonomous business unit within Magna. MID was formed as a result of four companies that amalgamated on August 29, 2003 under the Business Corporations Act (Ontario): 1305291 Ontario Inc., 1305272 Ontario Inc., 1276073 Ontario Inc. and MID. These companies were wholly-owned subsidiaries of Magna and held Magna's real estate division and the controlling interest in Magna Entertainment Corp. ("MEC"). Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record on August 29, 2003 on the basis of one Class A Subordinate Voting Share for every two Class A Subordinate Voting Shares of Magna held, and one Class B Share for every two Class B Shares of Magna held. MID also acquired Magna's controlling interest in MEC as a result of this spin-off transaction.

  On March 5, 2009, MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada. On February 18, 2010, MID announced that MEC had filed the Joint Plan of Affiliated Debtors, an agreement amongst the Official Committee of Unsecured Creditors, MID and MI Developments US Financing Inc. pursuant to the Bankruptcy Code (as amended, the "Plan") and related Disclosure Statement in connection with the MEC Chapter 11 proceedings. The Plan provided, among other things, that the assets of MEC remaining after certain asset sales were to be transferred to MID, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, AmTote International, Inc. ("AmTote") and XpressBet, Inc. ("XpressBet®"). On March 23, 2010, the Plan was amended to include the transfer of The Maryland Jockey Club to MID (together with the assets referred to in the preceding sentence, the "MEC Transferred Assets"). On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

  On June 30, 2011, the Company completed a court-approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Ontario) which eliminated MID's dual class share capital structure through which Mr. Frank Stronach and his family controlled MID (the "Stronach Shareholder"). Definitive agreements with respect to the Arrangement were entered into by the Company on January 31, 2011. The Arrangement was approved on March 29, 2011 by 98.08% of the votes cast by shareholders at the annual general and special meeting and, on March 31, 2011, the Ontario Superior Court of Justice issued a final order approving the Arrangement. The Arrangement eliminated MID's dual class share capital structure through:

  i)
  the purchase for cancellation of 363,414 Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Shareholder of the Company's Racing & Gaming Business including U.S. $20 million of working capital at January 1, 2011, substantially all of the Company's lands held for development and associated assets and liabilities (MID was granted an option to purchase at fair value certain of these development lands if needed to expand the Company's income producing properties), a property located in the United States, an income producing property located in Canada which is also currently MID's Head Office and cash in the amount of U.S. $8.5 million. In addition, the Stronach Shareholder received a 50% interest in the note receivable and cash proceeds

26    MI Developments Inc.      2012

    from the sale of Lone Star LP (note 3), a 50% interest in any future payments under a holdback agreement relating to MEC's prior sale of The Meadows racetrack (note 16(e)) and a second right of refusal (behind Magna's first right of refusal) in respect of certain properties owned by MID and leased to Magna in Oberwaltersdorf, Austria and Aurora, Canada (the assets and liabilities transferred to the Stronach Shareholder pursuant to the Arrangement are collectively referred to as the "Arrangement Transferred Assets & Business"); and

  ii)
  the purchase for cancellation by MID of each of the other 183,999 Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share, which following cancellation of the Class B Shares and together with the then outstanding Class A Subordinate Voting Shares were renamed Common Shares.

  Segmented Information

  The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. Subsequent to the effective date of the Plan on April 30, 2010 until the completion of the Arrangement on June 30, 2011, the Company's operations were segmented between the "Real Estate Business" and the "Racing & Gaming Business". The Company's reportable segments were determined based upon the distinct nature of their operations and that each segment offered different services and was managed separately. However, as a result of the Arrangement noted above, the financial position and results of operations of the Arrangement Transferred Assets & Business have been presented as discontinued operations (note 15) and, as such, have been excluded from continuing operations for the three-month period ended March 31, 2011. Accordingly, the Company's single reportable segment pertains to the Real Estate Business' income producing properties.

  The Company's lands held for development and associated assets and liabilities, a property located in the United States and an income producing property located in Canada were previously presented in the Real Estate Business segment and have been presented as discontinued operations for the three-month period ended March 31, 2011.

  Real Estate Business

  The Company's real estate operations are engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio. At March 31, 2012, the Company's real estate portfolio consists of 105 income producing industrial and commercial properties, representing 27.9 million square feet of leaseable area located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. Substantially all of these real estate assets are leased to Magna's automotive operating subsidiaries.

  Racing & Gaming Business

  As a result of the Plan, following the close of business on April 30, 2010, MID became the owner and operator of horse racetracks and a supplier, via simulcasting, of live horse racing content to the inter-track, off-track and account wagering markets.

  As a result of the Arrangement, the Racing & Gaming Business is included in discontinued operations (note 15). The Racing & Gaming Business owned and operated four thoroughbred racetracks located in the United States, as well as the simulcast wagering venues at these tracks, including: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows; XpressBet®, a United States based national account wagering business; AmTote, a provider of totalisator services to the pari-mutuel industry; and a thoroughbred training centre in Palm Meadows, Florida. The Racing & Gaming Business also included: a 50% joint venture interest in The Village at Gulfstream Park™, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park; a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing; a 51% interest in Maryland RE & R LLC, a joint venture with real estate and racing operations in Maryland, including Pimlico Race Course, Laurel Park and a thoroughbred

MI Developments Inc.      2012    27

  training centre and a 49% joint venture interest in Laurel Gaming LLC, a joint venture established to pursue gaming opportunities at the Maryland properties.

  Basis of Presentation

  The accompanying unaudited interim consolidated financial statements include the accounts of MID and its subsidiaries (references to "MID" or the "Company" include MID's subsidiaries). All significant intercompany balances and transactions have been eliminated.

(b)  Consolidated Financial Statements

  The accompanying unaudited interim consolidated financial statements have been prepared in Canadian dollars in conformity with United States generally accepted accounting principles ("U.S. GAAP") and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2011.

  The accompanying unaudited interim consolidated financial statements do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2011.

  The preparation of interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from these estimates. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly the financial position at March 31, 2012 and December 31, 2011, and the results of operations and cash flows for the three-month periods ended March 31, 2012 and 2011.

(c)  Change in Reporting Currency

  The consolidated financial statements for previous periods were reported using the U.S. dollar. As a result of the Company's shareholder base becoming increasingly Canadian and the Company's stated intention of becoming a Canadian Real Estate Investment Trust and to mitigate the impact of foreign exchange fluctuations on the Company's reported results, effective January 1, 2012, the Company's reporting currency was changed to the Canadian dollar. With the change in the reporting currency, all comparative financial information has been recast from U.S. dollars to Canadian dollars to reflect the Company's consolidated financial statements as if they had been historically reported in Canadian dollars. The consolidated U.S. dollar balance sheet at December 31, 2011 was translated into the Canadian dollar reporting currency by translating assets and liabilities at the end-of-period exchange rate and translating equity balances at historical exchange rates. The consolidated statements of income were translated into Canadian dollars using the weighted average exchange rate for the applicable period. The resulting foreign currency translation adjustment is reported as a component of other comprehensive income and accumulated other comprehensive loss. The impact of the change in reporting currency on the consolidated statement of income for the three-month period ended March 31,

28    MI Developments Inc.      2012

  2011 and the net assets/ shareholders' equity as at December 31, 2011 on the Company's consolidated balance sheet is summarized in the tables below:

Three-month period ended March 31, 2011	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
Consolidated statement of income
Rental revenue	$44,958	$(727)	$44,231
Income from continuing operations	12,875	(186)	12,689
Net income	23,721	(267)	23,454
Diluted earnings from continuing operations attributable to each MID Common or Class B Share	0.27	—	0.27

As at December 31, 2011	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
Consolidated balance sheet
Common shares	$1,521,093	$598,422	$2,119,515
Contributed surplus	57,636	4,579	62,215
Deficit	(845,770)	(30,605)	(876,375)
Accumulated other comprehensive income (loss)	161,085	(557,200)	(396,115)

Total shareholders' equity	$894,044	$15,196	$909,240

  The $0.6 billion impact of the change in reporting currency on Common Shares is due to the effect of translating the consolidated balance at the historical exchange rate. The Canadian dollar has appreciated since the formation of the Company. The resulting impact of translating Common Shares, contributed surplus and deficit at historical exchange rates is recorded in accumulated other comprehensive loss.

(d)  Comparative Amounts

  Property operating costs and certain expenses have been reclassified in the consolidated statement of income for the three-month period ended March 31, 2011 to conform to the current period's presentation.

(e)  Accounting Changes

  Fair Value Measurement

  In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS")". The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. The amendments are applied prospectively and are effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04, effective January 1, 2012, did not have any impact on the Company's consolidated financial statements except for additional disclosure requirements when applicable particularly relating to Level 3 fair value measurements.

  Comprehensive Income

  In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income". ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in shareholders' equity, and requires the presentation of components of net income and other comprehensive income either in a single continuous statement or in two separate but consecutive statements. ASU 2011-05 is effective, on a retrospective

MI Developments Inc.      2012    29

  basis, for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-05, effective January 1, 2012, did not have any impact on the Company's consolidated financial statements.

2.     REAL ESTATE PROPERTIES, NET

Real estate properties consist of:

As at	March 31, 2012	December 31, 2011
		(previously in US dollars — note 1(c))
Revenue-producing properties
Land and improvements	$203,688	$202,753
Buildings, parking lots and roadways — cost	1,446,328	1,441,086
Buildings, parking lots and roadways — accumulated depreciation	(502,533)	(491,615)

	1,147,483	1,152,224
Development properties
Properties under development	3,852	2,556

	$1,151,335	$1,154,780

3.     NOTE RECEIVABLE

On May 16, 2011, the sale of Lone Star LP was completed and the unsecured creditors of MEC received the first U.S. $20.0 million of the net proceeds from the sale and MID received U.S. $25.8 million, net of a working capital adjustment and closing costs. The net proceeds received by MID of U.S. $25.8 million consisted of U.S. $10.8 million in cash, U.S. $0.5 million of which is being held in escrow to cover any potential claims by the purchaser, and a note receivable of U.S. $15.0 million. The note receivable bears interest at 5.0% per annum and will be repaid in three U.S. $5.0 million instalments plus accrued interest every nine months on February 15, 2012, November 15, 2012 and August 15, 2013. On February 21, 2012, the Company received its portion of the first instalment of the note receivable of $2.5 million plus accrued interest of $0.3 million. The note receivable is unsecured and has been guaranteed by the parent company of the purchaser.

In connection with the Arrangement, the proceeds from the sale of Lone Star LP are shared equally between the Company and the Stronach Shareholder. Payments relating to the note receivable from the sale of Lone Star LP will be made to the Stronach Shareholder who will in turn remit 50% of those payments to the Company pursuant to the terms of the Arrangement.

4.     OTHER ASSETS

Other assets consist of:

As at	March 31, 2012	December 31, 2011
		(previously in US dollars — note 1(c))

Tenant inducements	$1,842	$1,976
Deferred leasing costs	1,152	1,195
Deferred financing costs	376	—
Long-term receivables	324	427

	$3,694	$3,598

30    MI Developments Inc.      2012

5.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at	March 31, 2012	December 31, 2011
		(previously in US dollars — note 1(c))

Accounts payable	$4,049	$4,538
Accrued salaries and wages	1,566	1,549
Accrued interest payable	4,396	387
Accrued construction payable	3,822	4,233
Accrued director share-based compensation	1,305	986
Other accrued liabilities	4,550	2,748

	$19,688	$14,441

6.     BANK INDEBTEDNESS

On February 7, 2012, the Company entered into an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of Canadian, U.S. dollar or euro denominated loans or letters of credit (the "MID Credit Facility") and matures on February 7, 2014. However, the Company has the option to request an extension of the maturity date by one year to February 7, 2015. The MID Credit Facility provides the Company with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $25.0 million with the consent of the participating lenders. No amounts were drawn under this facility in the three-month period ended March 31, 2012.

Interest on drawn amounts will be calculated based on an applicable margin determined by the Company's external credit rating. Based on MID's current credit rating, the Company would be subject to interest at a rate per annum equal to the base rate (i.e. LIBOR, Canadian prime business rate or Canadian dollar bankers' acceptance rate) depending on the currency the Company borrows in plus an applicable margin of up to 1.75%.

7.     SHARE CAPITAL

Prior to June 30, 2011, the Company had two classes of outstanding share capital: Class A Subordinate Voting Shares and Class B Shares. In accordance with the Arrangement (note 1), on June 30, 2011 the Company's Articles were amended to delete the Class B Shares from the authorized capital of MID and to make non-substantive consequential changes to its Articles including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares. On June 30, 2011, 363,414 Class B Shares held by the Stronach Shareholder were purchased for cancellation upon the transfer to the Stronach Shareholder of the Arrangement Transferred Assets & Business. The remaining 183,999 Class B Shares were purchased for cancellation in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share which were renamed Common Shares.

MI Developments Inc.      2012    31

Changes in the Company's share capital for the three-month period ended March 31, 2012, are shown in the following table:

	Number (000s)	Stated Value
		(previously in US dollars — see note 1(c))

Shares issued and outstanding, December 31, 2011	46,871	$2,119,515
Issued on exercise of stock options	30	1,143

Shares issued and outstanding, March 31, 2012	46,901	$2,120,658

On November 25, 2011, the Toronto Stock Exchange ("TSX") accepted the Company's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB") to purchase up to 3,998,589 Common Shares, representing approximately 10% of the public float and 8.5% of the issued and outstanding Common Shares. Pursuant to the NCIB, MID may purchase Common Shares through the facilities of the TSX, the New York Stock Exchange and any alternative trading system in Canada. The NCIB will terminate on the earlier of the date on which the maximum purchases allowed have been completed or November 28, 2012. Purchases of Common Shares are made at the market price at the time of purchase and all Common Shares purchased will be cancelled. As at March 31, 2012, no Common Shares had been acquired under the NCIB.

8.     CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

	Three Months Ended March 31,
	2012	2011
		(previously in US dollars — note 1(c))

Contributed surplus, beginning of period	$62,215	$63,542
Transfer to share capital on exercise of stock options	(187)	—
Stock-based compensation	70	—

Contributed surplus, end of period	$62,098	$63,542

9.     ACCUMULATED OTHER COMPREHENSIVE LOSS

Changes in the Company's accumulated other comprehensive loss are shown in the following table:

	Three Months Ended March 31,
	2012	2011
		(previously in US dollars — note 1(c))

Accumulated other comprehensive loss, beginning of period	$(396,115)	$(396,671)
Foreign currency translation adjustment(i)	(594)	(774)

Accumulated other comprehensive loss, end of period(ii)	$(396,709)	$(397,445)

32    MI Developments Inc.      2012

(i)
The Company incurs unrealized foreign currency translation gains and losses related to its self-sustaining operations having functional currencies other than the Canadian dollar. During the three-month periods ended March 31, 2012 and 2011, the Company reported unrealized currency translation losses primarily due to the weakening of the euro against the Canadian dollar, which was partially offset by currency translation gains from the strengthening of the U.S. dollar against the Canadian dollar.

(ii)
Accumulated other comprehensive loss consists of:

As at	March 31, 2012	December 31, 2011
		(previously in US dollars — note 1(c))

Foreign currency translation adjustment	$(396,709)	$(396,115)

10.  STOCK-BASED COMPENSATION

On August 29, 2003, the Board approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. Amendments to the MID Plan were approved by the Company's shareholders at the May 11, 2007 Annual and Special Meeting, and became effective on June 6, 2007. At March 31, 2012, a maximum of 2.09 million Common Shares are available to be issued under the MID Plan.

MID has granted stock options to certain past directors and officers to purchase Common Shares. Except for the options granted on November 12, 2009 and August 18, 2010, as described below, such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. On November 12, 2009, MID granted to the outside directors and to management an aggregate of 455,000 stock options to acquire Common Shares. The options granted vested 50% on the date of grant, 25% on the first anniversary of the date of grant and 25% on the second anniversary of the date of grant. On August 18, 2010, MID granted to outside directors an aggregate of 95,000 stock options to acquire Common Shares. The options granted vested 50% on the date of grant and 50% on the first anniversary of the date of grant. On December 23, 2010, all issued and unvested options were fully vested by amendment to the stock option agreements and, as a result, at March 31, 2012, there is no unrecognized compensation expense relating to outstanding options. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options. No stock options have been granted since August 2010.

A reconciliation of the changes in stock options outstanding is presented below:

	Three Months Ended March 31
	2012		2011
	Number (000s)	Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price
Stock options outstanding, January 1	235	$31.99	835	$22.66
Exercised	(30)	31.85	—	—

Stock options outstanding, March 31	205	$32.01	835	$22.66

Stock options exercisable, March 31	205	$32.01	835	$22.66

The Company estimates the fair value of stock options at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model

MI Developments Inc.      2012    33

requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide the only measure of the fair value of the Company's stock options.

Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional deferred share units ("DSUs") whose value reflects the market price of the Company's Common Shares at the time that the particular payment(s) to the director is determined. The value of a DSU will appreciate or depreciate with changes in the market price of the Common Shares. The DSP also takes into account any dividends paid on the Common Shares. Effective January 1, 2008, the DSP was amended such that directors were required to receive at least 50% of their Board retainer fees in DSUs. Under the DSP, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP for directors to receive Common Shares in exchange for DSUs.

A reconciliation of the changes in DSUs outstanding is presented below:

	Three Months Ended March 31,
	2012 (000s)	2011 (000s)
DSUs outstanding, January 1	31	156
Granted	7	1

DSUs outstanding, March 31	38	157

Effective August 7, 2011, MID established an Executive Share Unit Plan (the "Share Plan"). The Share Plan is designed to provide equity-based compensation in the form of share units to executives and other key employees (the "Participants"). The maximum number of Common Shares which may be issued pursuant to the Share Plan is 1.0 million. The Share Plan entitles a Participant to receive one Common Share for each share unit or a cash payment equal to the market value of the share unit, which on any date is the volume weighted average trading price of a Common Share on the TSX or New York Stock Exchange over the preceding five trading days. Vesting conditions in respect of a grant are determined by the Compensation Committee at the time the grant is made and may result in the vesting of more or less than 100% of the number of share units. The Share Plan also provides for the accrual of dividend equivalent amounts based on dividends paid on the Common Shares. Share units are, unless otherwise agreed, settled within 60 days following vesting. Shareholder and TSX approval is required prior to any share units being settled with treasury shares.

34    MI Developments Inc.      2012

A reconciliation of the changes in share units outstanding is presented below:

	Three Months Ended March 31, 2012
	Number (000s)	Weighted Average Grant Date Fair Value
Share units outstanding, January 1	26	$25.39
Granted	31	34.13
Forfeited	(4)	25.39

Share units outstanding, March 31	53	$30.47

At March 31, 2012, unrecognized compensation cost related to the Share Plan was $1.1 million, which will be amortized over the weighted average remaining requisite service period of approximately 2.0 years.

During the three-month period ended March 31, 2012, the Company recognized stock-based compensation expense of $0.4 million (2011 — $0.3 million), which includes a $0.3 million expense (2011 — $0.3 million) pertaining to DSUs and a $0.1 million expense (2011 — nil) pertaining to share units.

11.  EARNINGS PER SHARE

Basic and diluted earnings per share for the three-month periods ended March 31, 2012 and 2011 are computed as follows:

	Three Months Ended March 31,
	2012	2011
		(previously in US dollars — note 1(c))

Income from continuing operations	$18,563	$12,689
Income from discontinued operations	—	10,765

Net income	$18,563	$23,454

Weighted average number of Common and Class B Shares outstanding during the period (in thousands)	46,884	46,708
Adjustment:
Stock options and share units	22	239

	46,906	46,947

Basic and diluted earnings per Common or Class B Shares
— from continuing operations	$0.40	$0.27
— from discontinued operations	—	0.23

	$0.40	$0.50

The computation of diluted earnings per share for the three-month periods ended March 31, 2012 and 2011 excludes the effect of the potential exercise of 50,000 and 335,000 options, respectively, to acquire Common Shares of the Company because these options were not "in the money".

MI Developments Inc.      2012    35

12.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows are shown in the following table:

	Three Months Ended March 31,
	2012	2011
		(previously in US dollars — note 1(c))

Straight-line rent adjustment	$443	$378
Stock-based compensation expense	365	329
Depreciation and amortization	10,843	10,447
Future income taxes	62	(920)
Other	398	89

	$12,111	$10,323

(b)
Changes in non-cash working capital balances are shown in the following table:

	Three Months Ended March 31,
	2012	2011
		(previously in US dollars — note 1(c))

Accounts receivable	$4,457	$(1,779)
Prepaid expenses and other	(409)	1,377
Accounts payable and accrued liabilities	5,223	5,769
Income taxes	(5,201)	2,427
Deferred revenue	1,930	344

	$6,000	$8,138

13.  DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

(a)
Derivative Financial Instruments

  The Company periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions. At March 31, 2012, the Company held two foreign exchange forward contracts to purchase $13.2 million and sell euro 10.0 million. These contracts mature on June 6, 2012 and were entered into by the Company to mitigate its foreign exchange exposure on its net cash flows. Based on foreign exchange rates at March 31, 2012, the fair value of these foreign exchange forward contracts at March 31, 2012 was a liability of approximately $161 thousand, which is included in "accounts payable and accrued liabilities" on the Company's consolidated balance sheets. At December 31, 2011, the Company did not have any foreign exchange forward contracts outstanding.

36    MI Developments Inc.      2012

  The following tables summarize the impact of these derivative financial instruments on the Company's unaudited interim consolidated financial statements as at March 31, 2012 and December 31, 2011 and for the three-month periods ended March 31, 2012 and 2011:

As at	March 31, 2012	December 31, 2011
Derivatives not designated as hedging instruments
Foreign exchange forward contracts — included in accounts payable and accrued liabilities	$161	$—

	Location of Losses Recognized in Income on Derivatives	Amount of Losses Recognized in Income on Derivatives
Three Months Ended March 31,		2012	2011
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Foreign Exchange Losses	$161	$24

(b)
Fair Value Measurements

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. ASC 820, "Fair Value Measurements and Disclosures", establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following table represents information related to the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall:

As at March 31, 2012	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS AND LIABILITIES CARRIED AT FAIR VALUE ON A RECURRING BASIS
Assets carried at fair value
Cash and cash equivalents	$88,328	$—	$—
Liabilities carried at fair value
Foreign exchange forward contracts(i)	—	161	—

MI Developments Inc.      2012    37

As at December 31, 2011	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(previously in US dollars — note 1(c))
ASSETS CARRIED AT FAIR VALUE ON A RECURRING BASIS
Assets carried at fair value
Cash and cash equivalents	$56,908	$—	$—

ASSETS CARRIED AT FAIR VALUE ON A NON-RECURRING BASIS
Income producing properties(ii)	$—	$—	$12,774

  (i)
  Foreign exchange forward contracts are a Level 2 fair value measurement as the fair value of the contracts are determined based on foreign exchange rates in effect at March 31, 2012.

  (ii)
  During the year ended December 31, 2011, two income producing properties with an aggregate cost of $29.2 million were written down to an aggregate fair value of $12.8 million. This is a Level 3 fair value measurement as the fair value of the income producing property was determined based on the present value of estimated future cash flows from the leased property.

The fair value of the senior unsecured debentures is determined using the quoted market price of the senior unsecured debentures. At March 31, 2012, the fair value of the senior unsecured debentures was approximately $292.7 million. The fair value approximates the carrying value of all other financial instruments on the balance sheet.

14.  TRANSACTIONS WITH RELATED PARTIES

On July 1, 2011, following completion of the Arrangement, Mr. Frank Stronach no longer serves as the Chairman and Chief Executive Officer of the Company and the Stronach Shareholder no longer has a controlling interest in MID. Consequently, Mr. Stronach and the Company ceased to be related parties for accounting purposes. Furthermore, effective July 1, 2011, MID and Magna are no longer considered to be related parties for accounting purposes due to the factors noted above. Other than contractual payments pertaining to income producing properties, there were no material transactions with Magna in the three-month period ended March 31, 2011.

15.  DISCONTINUED OPERATIONS

As a result of the approval by MID's shareholders and the Ontario Superior Court of Justice of the Arrangement (note 1), the Company has presented the Arrangement Transferred Assets & Business as discontinued operations in the accompanying consolidated financial statements.

38    MI Developments Inc.      2012

The Company's results of operations related to discontinued operations are shown in the following table:

	Three Months Ended March 31,
	2012	2011
		(previously in US dollars — note 1(c))

Revenues	$—	$171,571

Purses, awards and other	—	97,407
Operating costs	—	47,468
Property operating costs	—	552
General and administrative	—	9,582
Depreciation and amortization	—	3,371
Interest income	—	(201)
Foreign exchange gains	—	(33)
Equity loss	—	2,831

Income before income taxes	—	10,594
Income tax recovery	—	(171)

Income from discontinued operations, net of income taxes	$—	$10,765

16.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
On February 15, 2011, Power Plant Entertainment Casino Resorts Indiana, LLC, PPE Casino Resorts Maryland, LLC and The Cordish Company (the "Plaintiffs") sued, among other defendants, MID, certain subsidiary entities and joint ventures, including The Maryland Jockey Club and certain of its subsidiaries (collectively, the "MJC Entities"), as well as MID's former Chairman and Chief Executive Officer, Mr. Frank Stronach, in the Circuit Court for Baltimore City in Baltimore, Maryland. The claims asserted in the Plaintiffs' complaint against MID, the MJC Entities and Mr. Stronach (the "Complaint") are alleged to have arisen from events that occurred in Maryland in connection with the referendum conducted in November 2010 concerning the award of a gaming license to one of the Plaintiffs to conduct alternative gaming at the Arundel Mills Mall. The Complaint asserts a number of claims against all the defendants including, among other allegations, that MID and Mr. Stronach, along with a number of other defendants, engaged in actions to defame the Plaintiffs by distributing allegedly false information concerning the Plaintiffs and their operations of a gaming facility in Indiana, Indianapolis Downs, LLC operating as Indiana Live. The specific claims asserted against MID, the MJC Entities and Mr. Stronach are for alleged civil conspiracy, false light invasion of privacy and defamation. The Complaint seeks an award of damages against all defendants in the amount of U.S.$300 million in compensatory damages and U.S.$300 million in punitive damages. The Company believes this claim is without merit. On March 25, 2011, a number of defendants, including the MJC Entities and MID, filed a motion in the Circuit Court for Baltimore City, seeking to have the action transferred to the Circuit Court for Anne Arundel County. On April 29, 2011, the Indiana-based defendants named in the Complaint filed a notice to remove the Plaintiffs' claims relating to the Indiana defendants to the U.S. District Court for the District of Maryland. The Plaintiffs have sought to remand these claims to the Circuit Court for Baltimore City. The entire matter, in both the state and federal courts, was stayed by the United States Bankruptcy Court for the District of Delaware until it determined whether the claims were impacted by the bankruptcy of Indianapolis

MI Developments Inc.      2012    39

  Downs, LLC. On September 6, 2011, the United States Bankruptcy Court for the District of Delaware entered an order denying the injunction motion and lifting the stay effective September 26, 2011. However, the federal court removal action remains pending as the Indiana defendants (not the Company) are opposing remand of that action. The federal court heard the motion for remand on November 21, 2011 and has not yet issued a ruling on this matter. The state court motions to transfer venue to the Circuit Court for Anne Arundel County remain before the Circuit Court of Baltimore City. All activities before the Circuit Court of Baltimore City, including the motions to transfer venue to Anne Arundel County, have been stayed pending resolution of the removal action pending in the U.S. District Court for the District of Maryland. Under the terms of the Arrangement, the Company received an indemnity from the Stronach Shareholder and certain related parties against all losses suffered by the Company in relation to the Racing & Gaming Business for the period prior to, on and after the effective date of the transfer of June 30, 2011. Accordingly, the Company has not recorded a liability related to this claim. The Company provided the Stronach Shareholder with the required disclosure notice listing the existing litigation with the Plaintiffs. The Company has retained independent counsel to monitor the litigation on its behalf.

(c)
The Company had total letters of credit outstanding of $1.1 million issued with various financial institutions at March 31, 2012 to guarantee various construction projects. These letters of credit are secured by cash deposits of the Company.

(d)
At March 31, 2012, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $25.3 million.

(e)
On November 14, 2006, MEC completed the sale to PA Meadows, LLC of all the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc. (collectively "The Meadows") through which MEC owned and operated The Meadows, a standardbred racetrack in Pennsylvania. On closing, MEC received cash consideration and a holdback agreement ("The Meadows Holdback Agreement"), under which U.S.$25.0 million was payable to MEC over a five-year period, subject to the offset for certain indemnification obligations as well as the purchaser having available excess cash flow. In April 2009, MEC estimated U.S.$10.0 million (less certain offsets) was payable based upon certain triggering events in The Meadows Holdback Agreement; however, payment was not made by PA Meadows, LLC. Accordingly, MEC commenced litigation proceedings for collection of the U.S.$10.0 million proceeds plus interest. In addition, in February 2010 and February 2011, an additional U.S.$5.0 million, less certain offsets, for each year was considered owing under the terms of The Meadows Holdback Agreement; however, payments were not made. As part of the acquisition of the MEC Transferred Assets, MID received the right to receive any payments under The Meadows Holdback Agreement. In February 2011, an unfavourable decision was made by the court concerning the motion for summary judgment made by MEC with respect to whether any amounts were owed from certain triggering events under The Meadows Holdback Agreement. As a result, MID expects that payments from The Meadows Holdback Agreement will commence once the purchaser has available excess cash flow, if any. In connection with the Arrangement (note 1), any proceeds received from PA Meadows, LLC will be shared equally between the Company and the Stronach Shareholder.

(f)
At March 31, 2012, the Company had commitments under operating leases requiring future minimum annual rental payments as follows:

2012	$213
2013	320
2014	320
2015	320
2016	320
Thereafter	107

$1,600

40    MI Developments Inc.      2012

Corporate Information

Board of Directors	Officers	Office Location
G. Wesley Voorheis Chairman of the Board Peter Dey Vice-Chairman Michael Brody Director Barry Gilbertson Director Thomas Heslip Director Gerald J. Miller Director Scott I. Oran Director

Thomas Heslip
Chief Executive Officer
Michael Forsayeth
Chief Financial Officer
Jennifer Tindale
Executive Vice President,
General Counsel
John De Aragon
Executive Vice President,
Real Estate Investment
Lorne Kumer
Executive Vice President, Real Estate
Portfolio and Asset Management

MI Developments Inc.
455 Magna Drive, 2nd Floor
Aurora, Ontario, Canada    L4G 7A9
Phone: (905) 713-6322
Fax: (905) 713-6332
www.midevelopments.com

Effective June 1, 2012, our new office
location will be:

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500

 Investor Relations Queries
 Thomas Heslip
Chief Executive Officer
(905) 726-7639
 Michael Forsayeth
Chief Financial Officer
(905) 726-7600

Transfer Agents and Registrars

Canada	United States
Computershare Trust Company of Canada 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 250 Royall Street Canton, Massachusetts, USA 02021 Phone: 1 (800) 962-4284

Exchange Listings
Common Shares	–	Toronto Stock Exchange and New York Stock Exchange (MIM)

Please refer to our website (www.midevelopments.com) for information on MID's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.
Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2011 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario Canada L4G 7A9 Phone: (905) 713-6322 Fax: (905) 713-6332 www.midevelopments.com	Effective June 1, 2012, our new office location will be: 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500

QuickLinks

  Exhibit 99.1
MI DEVELOPMENTS ANNOUNCES 2012 FIRST QUARTER RESULTS